CONSIGNMENT AGREEMENT

This Consignment Agreement (the "Agreement") states the terms and conditions that govern the contractual agreement between Blender Bites LTD, located at 800-1199 West Hastings Street Vancouver, BC, Canada V6E 3T5 (the "Consignor") and Vejii Holdings Ltd., located at #2500 666 Burrard St., Vancouver, BC V6C 2X8 Canada (the "Consignee") who agree to be bound by this Agreement.

WHEREAS the Consignor owns right and title to the items described on Exhibit B attached hereto (the "Consigned Items"), and the Consignee only takes possession upon removing the item from consigned inventory to facilitate the sale to a third party for orders received on the Consignee's E-Commerce platform.

NOW, THEREFORE, in consideration of the mutual covenants and promises made by the parties hereto, the Consignor and the Consignee (individually, each a "Party" and collectively, the "Parties") covenant and agree as follows:

1. RIGHT TO SELL

The Consignor hereby grants to the Consignee the right to display and sell the Consigned Items according to the terms and conditions of this Agreement, as outlined in Exhibit B. The Consignor further covenants that they have the right to sell the products being offered to Vejii on Consignment including ownership of brands, trademarks, and applicable licenses and certifications required to sell such products.

2. LIABILITIES

The Consignor acknowledges that they bear sole liability for all products being offered to the Consignee, the Consignee bears no liability for products offered for sale on its platform. All liability is borne solely by the Consignor for products offered for sale on shopvejii.com or any other assets owned by Vejii Holdings Ltd. The Consignor covenants that they have a minimum of $2 million in product liability insurance and other insurance policies applicable to adequately cover the Consignor.

3. MINIMUM PRICE

The minimum price at which the Consignee may sell the Consigned Items for is referenced in Exhibit B. The Consignee reserves the right to request a lower minimum price for promotions and/or items that are not moving and will only adjust the price after receiving written approval from the consignor. In any event that the minimum price shall not be lower than the wholesale price that has been agreed to in Exhibit B unless an additional wholesale discount is approved in writing by the Consignor.

4. FULFILLMENT AND STORAGE FEE

The Consignee will be entitled to the fees in Exhibit A for storage and handling of the product.

5. INSURANCE

The Consignee represents and warrants that the Consignee shall maintain insurance coverage sufficient to compensate the Consignor for the fair market value of the Consigned Items in the event of damage due to fire, theft, or otherwise. (Fair market value shall be defined as the wholesale price in Exhibit B.)

6. LOCATION OF ITEMS

The Consignee agrees and acknowledges that the Consigned Items shall only be kept and stored at 187 95 24 Ave Surrey, BC V3S 9V2 unless otherwise agreed upon by the Consignor in writing.

7. TIMEFRAME

In the event that all the Consigned Items are not sold within 30 days of the expiry date, all unsold Consigned Items shall be returned to the Consignor with all delivery costs to be borne by the Consignor. Should the Consignor choose to have Vejii promote these items on clearance, the Parties will need to agree to an Addendum to Exhibit B. All items shipped to Vejii on consignment must have a minimum of 6 months of shelf life from the date of delivery.

8. EXPENSES

The Consignor shall bear all expenses for shipping the Consigned Items.

9. INDEPENDENT CONTRACTOR RELATIONSHIP

Consignee's relationship with Consignor is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to create a partnership, agency, joint venture, or employment relationship. Consignee is not authorized to make any representation, contract, or commitment on behalf of Consignor unless specifically requested or authorized in writing to do so by Consignor.

10. NO MODIFICATION UNLESS IN WRITING

No modification of this Agreement shall be valid unless in writing and agreed upon by both Parties.

11. TERM AND TERMINATION

This Agreement shall commence on the Effective Date and remain in effect for 1 year unless terminated earlier in writing. This Agreement shall continue to automatically renew on its anniversary for 1 additional year unless terminated by the Parties in writing.

Either Party may terminate this Agreement at any time with 30 days prior written notice.

Effects of Termination. Upon termination of this Agreement, the Consignee shall make available for pickup all remaining inventory held at its warehouse location(s) per Exhibit B. The Consignor shall bear all responsibility of transportation costs to their desired destination, and the Consignee shall remit final payment less any outstanding commissions, pick, pack, handling, and shipping fees owed per Exhibit A within 15 days of consigned inventory being removed from Consignee's facilities.

12. APPLICABLE LAW

This Agreement and the interpretation of its terms shall be governed by and construed in accordance with the laws of British Columbia, Canada and subject to the exclusive jurisdiction of the Federal and Provincial courts located in BC, Canada.

IN WITNESS WHEREOF, each of the Parties has executed this Contract, both Parties by its duly authorized officer, as of the day and year set forth below.

10/7/2021
Vejii Holdings Ltd. - Liah Gill	[DATE]

Blender Bites LTD - Jessica Evans	10/5

Exhibit A (Fee Schedule)

Monthly Fees Description

Temperature Controlled Storage Fee Per Pallet - $75.00

Dry Storage Warehouse Monthly Fee Per Pallet - $30.00

Per Case Pick Fee - $0.75

Per Item Fee - $0.50

Pallet Unloading/Loading Or Pull - $7.50

Box and Building Fee $3.00 - This will be waved if items are being sold with other items we sell

Exhibit B

Term

Pricing:

Case price delivered: $60 8 per case

Cost including 37.5% margin: $96

Margin: 37.5%

SRP: $11.99

Shelf life: 2 years

Min order quantity: 1 mixed pallet